UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month(s) of July, 2000.

                            BELMONT RESOURCES INC.
                ------------------------------------------------
                 (Translation of Registrant's Name Into English)

                           SEC File Number: 000-29616

              #1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
             -------------------------------------------------------------
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
            ----                         ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          X               No
            ----                         ----

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

Exhibits

Exhibit 1 - July 4, 2000 Three Months Ended April 30, 2000 Unaudited Financials
            c/w Form 61 and Schedules B & C

Exhibit 2 - July 18, 2000 - Form 27 Material Change Report

-----------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date    August 17, 2000


By   /s/ GARY MUSIL
(Signature)
Gary Musil, Secretary/Director

Exhibit 1












                             BELMONT RESOURCES INC.






                        CONSOLIDATED FINANCIAL STATEMENTS


                                       FOR


                               THREE MONTHS ENDED

                                 APRIL 30, 2000
                                (APRIL 30, 1999)





                                    UNAUDITED
                             Prepared by Management

                                    UNAUDITED
                             Prepared by Management
                             BELMONT RESOURCES INC.
                           CONSOLIDATED BALANCE SHEET
                              AS AT APRIL 30, 2000


                                     ASSETS

                                                         2000             1999
                                                         ----             ----

CURRENT
   Cash                                             $     17,829   $     44,476
   Term deposit                                             -           101,326
   Marketable securities                               1,232,710      3,437,100
   Accounts receivable                                     6,439         17,987
   Refundable deposit                                    100,000           -
   Prepaid expenses                                      368,223          3,378
                                                     -----------    -----------
                                                       1,725,201      3,604,267

MARKETABLE SECURITIES                                       -         2,291,400
ADVANCES                                                    -            55,000
DEFERRED ACQUISITION COSTS                                16,040           -
RESOURCE INTERESTS                                     2,829,790      5,433,249
CAPITAL ASSETS                                             6,687        222,382
                                                     -----------    -----------
                                                    $  4,577,718   $ 11,606,298
                                                     ===========    ===========

                                   LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities         $    135,043   $     48,143
   Future income taxes                                      -           568,603
                                                     -----------    -----------
                                                         135,043        616,746

DUE TO SHAREHOLDERS                                      100,000            220
NON-CONTROLLING INTEREST                                    -             8,673
FUTURE INCOME TAXES                                         -           539,837

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL                                         13,890,065     13,578,165
DEFICIT                                               (9,547,390)    (3,137,343)
                                                     -----------    -----------
                                                       4,342,675     10,440,822
                                                     -----------    -----------

                                                    $  4,577,718   $ 11,606,298
                                                     ===========    ===========


Approved on behalf of the Board



-----------------------------------------


-----------------------------------------

                                       UNAUDITED
                                 Prepared by Management

                                BELMONT RESOURCES INC.
                   CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                       FOR THE THREE MONTHS ENDED APRIL 30, 2000


                                                         2000             1999
                                                         ----             ----

INTEREST INCOME                                     $     (9,455)  $       (417)

EXPENSES
   Amortization                                              303           -
   Audit and accounting                                     -               315
   Consulting                                               -             2,500
   Foreign exchange loss                                   6,404           -
   Interest and bank charges                                 444            112
   Legal                                                     916            510
   Management fees                                        13,500         13,500
   Office and sundry                                      10,060          3,307
   Property investigation                                  3,611           -
   Regulatory and filing fees                              4,019          1,238
   Rent                                                    4,500          4,500
   Travel, promotion and shareholder info                 12,276          5,556
   Transfer agent fees                                     2,515          2,390
   Telephone                                                 789          1,375
   Secretarial and administrative services                13,424         14,694
                                                     -----------    -----------
       Total administrative costs                         72,761         49,997
                                                     ===========    ===========

NET LOSS FOR THE PERIOD                             $     63,306   $     49,580

Deficit, beginning of period                        $ (9,484,084)  $ (3,087,763)
                                                     -----------    -----------

Deficit, end of period                              $ (9,547,390)  $ (3,137,343)
                                                     ===========    ===========


                                       UNAUDITED
                                 Prepared by Management

                                BELMONT RESOURCES INC.
                        CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED APRIL 30, 2000


                                                         2000             1999
                                                         ----             ----

OPERATING ACTIVITIES
   Net loss for the period                          $    (63,306)  $    (49,580)
     Add non cash items:
        Amortization                                         303           -
        Loss on marketable securities                    867,439           -
                                                     -----------    -----------
                                                         804,436        (49,580)

Net changes in other non-cash working capital items
     Accounts receivable                                   4,827           (552)
     Prepaid expenses                                   (362,094)           108
     Accounts payable                                    106,272          2,400
                                                     -----------    -----------
                                                         553,441        (47,624)
                                                     ===========    ===========

INVESTING ACTIVITIES
     Mineral property expenditures                    (2,195,633)       (94,123)
     Acquisition of capital assets                        (1,540)          -
                                                     -----------    -----------
                                                      (2,197,173)       (94,123)
                                                     -----------    -----------


FINANCING ACTIVITIES
     Issuance of share capital                           284,480         57,740
     Due to shareholders                                 100,000           -
                                                     -----------    -----------
                                                         384,480         57,740


INCREASE (DECREASE) IN CASH                           (1,259,252)       (84,007)

CASH, beginning of period                              1,277,081        229,809
                                                     -----------    -----------

CASH, end of period                                 $     17,829   $    145,802
                                                     ===========    ===========

Cash is represented by
     Cash                                                 17,829         44,476
     Term deposit                                           -           101,326
                                                     -----------    -----------
                                                          17,829        145,802
                                                     ===========    ===========

                                       UNAUDITED
                                 Prepared by Management

                                BELMONT RESOURCES INC.
  INTERIM CONSOLIDATED SCHEDULES OF RESOURCE PROPERTIES AND DEFERRED EXPLORATION
                                      COSTS
                    FOR THE THREE MONTHS ENDED APRIL 30, 2000


                                                         2000             1999
                                                         ----             ----

BALANCE - BEGINNING OF YEAR                         $    634,157   $  5,339,126

Acquisition costs                                      2,165,029         91,389
                                                     -----------    -----------

DEFERRED EXPLORATION COSTS
     Consulting                                           14,632          1,500
     Travel and accommodation                             15,972          1,234
                                                     -----------    -----------
                                                          30,604          2,734

BALANCE - END OF PERIOD                             $  2,829,790   $  5,433,249
                                                     ===========    ===========











                                       UNAUDITED
                                 Prepared by Management

                            Quarterly Report  FORM 61
--------------------------------------------------------------------------------

ISSUER DETAILS

For Quarter Ended:               April 30, 2000

Date of Report:                  June 29, 2000

Name of Issuer:                  BELMONT RESOURCES INC.

Issuers Address:                 #1180 - 666 Burrard Street
                                 Vancouver, B.C.  V6C 2X8

Issuer Fax Number:               604-683-1350

Issuer Phone Number:             604-683-6648

Contact Person:                  Gary Musil

Contact Position:                Secretary/Director

Contact Telephone Number:        604-684-6648

--------------------------------------------------------------------------------
CERTIFICATE

The One/Two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
--------------------------------------------------------------------------------

Directors Name:          Gary Musil               Date Signed:     July 4, 2000

Directors Name:          Vojtech Agyagos          Date Signed:     July 4, 2000

                              BELMONT RESOURCES INC.
                                  (the "Company")

                                                                     SCHEDULE B:

                             SUPPLEMENTARY INFORMATION


1) DEFERRED EXPLORATION & DEVELOPMENT COSTS AND RELATED PARTY TRANSACTIONS DURING THE FIRST QUARTER ENDED APRIL 30, 2000 AND CURRENT FISCAL YEAR-TO-
    DATE:

Deferred exploration & development - NIL
----------------------------------

Related Party Transactions
--------------------------

During the quarter transactions took place with related parties as follows:

    (i) Management fees totalling $13,500 were accrued/paid to an officer/ director.

    (ii) The Company incurred $10,500 in office administrative services with a officer/director.

    (iii) Office rent totalling $4,500 was paid to a company managed by a director.

    (iv) On April 24, 2000, the Company, through one of its directors, advanced a refundable deposit of $150,000 in respect of an oil concession in Eastern Europe. After completing due diligence, the Company decided not to proceed. The deposit was refunded plus interest in May 2000.

    (v) On April 14, 2000, the Company received short-term loans totalling $100,000 from a director and a company controlled by a person related to the director. The loans were repaid in May 2000.


--------------------------------------------------------------------------------


2)  a) SECURITIES ISSUED DURING THE QUARTER ENDED APRIL 30, 2000:


--------------------------------------------------------------------------------
                                           No. of                      Type of
Date of        Type of      Type of        Shares   Price    Total     Consider-
Issue          Security      Issue         Issued   Share   Proceeds    ation
--------------------------------------------------------------------------------
Feb. 8/2000    Common     Stock Options    45,000   $0.32   14,400       Cash
--------------------------------------------------------------------------------
Feb. 9/2000    Common     Exercised       144,000   $0.32   46,080       Cash
--------------------------------------------------------------------------------
Feb. 22/2000   Common     Exercised       400,000   $0.32  128,000       Cash
--------------------------------------------------------------------------------
Feb. 23/2000   Common     Exercised       300,000   $0.32   96,000       Cash
--------------------------------------------------------------------------------

    b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED APRIL 30, 2000:

--------------------------------------------------------------------------------
  Date           No. of           Director of       Exercise         Expiry
Granted          Shares           Employee          Price             Date
--------------------------------------------------------------------------------
Feb. 18/00       75,000           Jake Bottay       $0.50         Feb. 18, 2002
--------------------------------------------------------------------------------

                                                                      SCHEDULE B
                                                                     (continued)

3)  a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT APRIL 30, 2000:

    The Company has authorized share capital of 50,000,000 common shares with no par value.

    The Company has issued and allotted shares of its capital stock totalling 20,653,012.


    b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT APRIL 30, 2000:

--------------------------------------------------------------------------------
     Security            Number           Exercise Price            Expiry Date
--------------------------------------------------------------------------------
     Options            850,000                  $0.32        September 17, 2001
--------------------------------------------------------------------------------
     Options            230,000                  $0.32        January 13, 2002
--------------------------------------------------------------------------------
     Options             75,000                  $0.50        February 18, 2002
--------------------------------------------------------------------------------


    c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT APRIL 30, 2000:

       -   Common shares in escrow - NIL


    d) LIST OF DIRECTORS AS AT APRIL 30, 2000:

              Vojtech Agyagos               President/Director
              Gary Musil                    Secretary/Director
              Kenneth B. Liebscher          Director
              Peter P.H. John               Director
              Nicolo Bellanca               Director
              Peter E. Serck                Director
              Jake Bottay                   Director

                              BELMONT RESOURCES INC.
                                  (the "Company")

                             Form 61 Quarterly Report
                                                                     SCHEDULE C:
                               MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS IN THE QUARTER ENDED APRIL 30, 2000 AND UP TO
THE DATE OF THIS REPORT:
--------------------------------------------------------------------------------

Nature of Business:

At the Pezinok II mining concession the Company is inviting joint venture partners to fund further metallurgical testing work, partners who have financial resources and expertise, with the Company retaining an interest in the project.

With low gold prices causing major gold mine closures, management felt it wise to pursue other exploration activity such as oil and gas. In March 1998 the Company entered into an agreement to acquire the rights to explore for oil and gas in a 209,950-acre concession area in eastern Slovakia, and subsequently sold its interest to EuroGas Inc.

In March 1999 the Company acquired a mineral property in the Lac Rocher area of Quebec where a recent nickle/cobalt discovery was announced and 50% interest in an exploration permit in the Ungava region of Northern Quebec where Falconbridge has been producing nickle since December 1997.

In April 2000 the Company completed the acquisition of 57% of Rozmin s.r.o. which owns the Gemerska Poloma talc deposit in Eastern Slovak Republic (see News Release following).

Investor Relations Activities:

There were no new investor relation's activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relation's arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a)   Acquisitions & Dispositions:

      See section (c) following - March 1 and April 24, 2000 news releases.

(b)   Material Expenditures:

The major increases were:   Office & Administrative services $18,001 in 1999
($23,484 in 2000). These were mainly due to costs incurred in preparation of the 20-F filing with the U.S. Securities and Exchange Commission (the "SEC"), the consolidated year-end audited financials and increased accounting due to acquisitions and consolidations. Travel and p/r $5,556 in 1999 ($12,276 in 2000) because of due diligence on the new acquisition in Slovakia. An increase of $3,611 in property investigation costs was as a result of the Company's review and due diligence of numerous prospects. Overall operating costs increased 45.5% ($22,764) more than 1999, as a result of the new acquisition in the quarter.

                                                                     SCHEDULE C:
                                                                     (continued)

(c)   News Releases & Material Change Reports:

March 1, 2000 - The Company announces that it has now signed an agreement with Dorfner Firmengruppe (32.5%) and OSTU Industriemineral a division of Thyssen Schachtbau GMBH (24.5%) of Germany to acquire 57% of Rozmin s.r.o. of the Slovak Republic. The balance of 43% ownership in

Rozmin is held by Rima Muran s.r.o., a subsidiary of EuroGas Inc. Rozmin s.r.o. a private Slovak mining company controls the massive Gemerska Poloma talc deposit with an estimated 150 million ton talc carbonate reserve in Eastern Slovak Republic. This talc deposit ranks as one of the largest in the world. The acquisition price will be 2.85 million DEM (German marks), approximately $2.06 million Cdn.

An evaluation and analysis of the feasibility study completed by Hansa GeoMin Consult of Germany indicated that the European market requires over 1.2 million tons of talc per year to supply the paper, plastics and paint industries. With the estimated 30 million tons of contained talc at an average selling price of 500 DEM/ton ($375 Cdn. per ton) the value is significant. The Company intends to proceed with the first stage of mine development in the western part of the orebody with 5.9 million tons of mineralized talc rock containing 1.6 million tons of talc. Based on the high-grade reserves at a cut-off grade of 40%, the mine layout is designed for a yearly capacity of 130,000 tpy.


April 24, 2000 - Further to our News Release of March 1, 2000 we are pleased to announce that we have completed the purchase of a major industrial mineral deposit in the Slovak Republic by way of cash payments. The carbonate type deposit and resulting purity of the valuable mineral enhances the efficiency of the benefication process and allows a higher purity to be attained in the final project.

The proven configuration of the mineralized ore body extends in an East-West direction over 1,000 metres and North-South about 800 metres, with a thickness of approx. 400 metres. The deposit averages around 200 metres in depth. In consideration of the spatial dimensions and the average carbonate/talc ratio of 4:1 this deposit can be classified as massive.

Talc is one of the most valuable industrial minerals. It is widely used in industry as a filler in plastics for the automobile industry, in paper production and in the production of paints and lacquers as well as in the cosmetic and pharmaceutical industry.

This project is positively received and supported by the regional government agencies and political representatives alike, with the project boosting the local economy and providing employment for local residents. The Company will now begin review of the development plans in place and proceed with the first stage of mine development in the western part of the orebody within the next 6 weeks.

For a discussion of the contingencies and uncertainties to which information respecting future events is subject, see Belmont's 1999 annual report on Form 20F and other SEC reports.

                                                                     SCHEDULE C:
                                                                     (continued)


(d)   Breaches of corporate, securities or other laws, or of an Issuer's
      listing agreement with the Vancouver Stock Exchange:   None

(e)   Regulatory Approval:

     (i) On February 3, 2000 the Company received acceptance from the Canadian Venture Exchange ("CDNX") for filing the 230,000 options granted at a price of $0.32 expiring January 13, 2002.
     (ii) On February 8, 2000 the Company received acceptance from the CDNX for filing an Initial Agreement with McCallan Oil & Gas GesmbH and Sierra International Group to acquire a 25% interest in a Slovakian oil exploration company.
     (iii) On February 15, 2000 the Company received acceptance from the CDNX for filing an Option Assignment Agreement dated January 4, 2000 between the Company and Montoro Resources Inc. ("MNQ") regarding mineral property in Ungava, Quebec.

     (iv) On March 2, 2000 the Company received acceptance from the CDNX for filing the 75,000 options as proposed at a price of $0.50 expiring February 18, 2002.

     (v) On April 3, 2000 the Company received acceptance from the CDNX for filing two agreements relating to the acquisition of 57% of the shares in a private Slovakian mining Company which controls the Gemerska - Poloma talc deposit.

(f)   Working Capital:

      Working capital is in excess of $1,590,158.

(g)   General:

     (i) On March 29, 2000 the Company published advance notice of its upcoming Annual General Meeting to be held July 24, 2000.

Exhibit 2

                                   FORM 27
                               SECURITIES ACT
            MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1.   REPORTING ISSUER

          Belmont Resources Inc. (the "Company")
          1180 - 666 Burrard Street
          Vancouver, BC V6C 2X8

ITEM 2.   DATE OF MATERIAL CHANGE

          July 18, 2000

ITEM 3.   PRESS RELEASE

          Issued July 18, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Belmont announces that is has entered into an agreement with EuroGas, Inc. to repurchase the 90% interest in Maseva Gas s.r.o. Maseva controls the 209,950-acre Kralovsky Chlmec oil and gas concession area in eastern Slovakia.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Belmont announces that is has entered into an agreement with EuroGas, Inc. (OTC-BB-EUGS) to repurchase the 90% interest in Maseva Gas s.r.o. ("Maseva"). Maseva controls the 209,950-acre Kralovsky Chlmec oil and gas concession area in eastern Slovakia. The concession is adjacent to the Trebisov area where five commercially viable wells were drilled in 1996/97. Belmont is now inviting joint venture partners to participate in the exploration/development of this concession. In exchange for the 90% interest, Belmont agrees to advance EuroGas' portion of the cost of placing the Gemerska Poloma talc deposit into production. Belmont owns a 57% interest and EuroGas controls the balance in the operating company which owns the deposit.

          As further consideration EuroGas, Inc. also agrees to re-price and amend the terms of the warrant granted by EuroGas to Belmont. The 2.5 million warrants shall be amended such that the warrant shall have an expiry date of June 14, 2002 and the exercise price reduced from $2.50 to $0.82 USD per share.

ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT

          This report is not being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   DIRECTOR/SENIOR OFFICER

          Contact:   Gary Musil, Secretary
          Telephone:   (604) 683-6648

ITEM 9.   STATEMENT OF SENIOR OFFICER/DIRECTOR

          The foregoing accurately discloses the material change referred to herein.

                                                  /s/ GARY MUSIL
                                                  Gary Musil, Secretary/Director
DATED this 18th day of July, 2000.